                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                        NEW WORLD RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Shares of Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  June 6, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP No. 649271103                   13D/A
-------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY              30,099,072 (includes 20,037,721 shares issuable to
                              affiliates of the reporting person upon exercise
                              of Warrant Agreements with the Issuer)
     OWNED BY          ---------------------------------------------------------
       EACH             8     SHARED VOTING POWER
    REPORTING
   PERSON WITH                0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             30,099,072 (includes 20,037,721 shares issuable to
                             affiliates of the reporting person upon exercise of
                             Warrant Agreements with the Issuer)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               30,099,072 (includes 20,037,721 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               42.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                   13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
     SHARES
   BENEFICIALLY              30,099,072 (includes 20,037,721 shares issuable to
                             affiliates of the reporting person upon exercise of
                             Warrant Agreements with the Issuer)
                       ---------------------------------------------------------
    OWNED BY           8     SHARED VOTING POWER
      EACH
    REPORTING                0
   PERSON WITH         ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             30,099,072 (includes 20,037,721 shares issuable to
                             affiliates of the reporting person upon exercise of
                             Warrant Agreements with the Issuer)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               30,099,072 (includes 20,037,721 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               42.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                   13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              4,041,557 (includes 3,309,957 shares issuable to
                             the reporting person upon exercise of a Warrant
                             Agreement with the Issuer)
    OWNED BY           ---------------------------------------------------------
      EACH             8     SHARED VOTING POWER
    REPORTING
   PERSON WITH               0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             4,041,557 (includes 3,309,957 shares issuable to
                             the reporting person upon exercise of a Warrant
                             Agreement with the Issuer)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,041,557 (includes 3,309,957 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.4%

--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                   13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital Qualified, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              11,822,838 (includes 8,333,887 shares issuable to
                             the reporting person upon exercise of a Warrant
                             Agreement with the Issuer)
    OWNED BY           ---------------------------------------------------------
      EACH             8     SHARED VOTING POWER
    REPORTING
   PERSON WITH               0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             11,822,838 (includes 8,333,887 shares issuable to
                             the reporting person upon exercise of a Warrant
                             Agreement with the Issuer)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,822,838 (includes 8,333,887 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                   13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital Offshore, Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC

--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER
     SHARES
   BENEFICIALLY              14,234,677 (includes 8,393,877 shares issuable to
                             the reporting person upon exercise of a Warrant
                             Agreement with the Issuer)
    OWNED BY           ---------------------------------------------------------
      EACH             8     SHARED VOTING POWER
    REPORTING
   PERSON WITH               0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             14,234,677 (includes 8,393,877 shares issuable to
                             the reporting person upon exercise of a Warrant
                             Agreement with the Issuer)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,234,677 (includes 8,393,877 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 4 TO SCHEDULE 13D

                  This Amendment No. 4 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of New World Restaurant Group, Inc., f/k/a New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer"), is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the "Commission") on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, and Amendment No. 3 filed with the Commission on May 30, 2003. This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliates ("Greenlight"), Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd., a Cayman Islands exempted company ("Greenlight Offshore"), for whom Greenlight Capital Inc., an affiliate of Greenlight Capital, L.L.C., acts as investment advisor, Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn, principal of Greenlight (the "Principal").

                  This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Fund, (ii) Greenlight Qualified, and (iii) Greenlight Offshore (collectively, the "Greenlight Entities").

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) Greenlight, (ii) Greenlight Fund, (iii) Greenlight Offshore, (iv) Greenlight Qualified, and (v) Mr. David Einhorn.

                  (b) The business address of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

                  (c) Greenlight provides investment management services to private individuals and institutions. Greenlight Fund, Greenlight Qualified and Greenlight Offshore are private investment funds. The principal occupation of Mr. Einhorn is investment management.

                  (d) None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Greenlight is a Delaware limited liability company. Greenlight Fund and Greenlight Qualified are Delaware limited partnerships. Greenlight Offshore is a Cayman Islands exempted company. Mr. David Einhorn is a United States citizen.

ITEM 4. PURPOSE OF THE TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

                  NWCI Holdings, LLC, a Delaware limited liability company ("NWCI") of which BET Associates, L.P., a Delaware limited partnership ("BET"), was the sole member, owns (i) 12,663.004 shares of Series F Preferred Stock of the Issuer, (ii) 5,066,026 shares of Common Stock of the Issuer, and (iii) Warrants to acquire an aggregate of 1,454,802 shares of Common Stock of the Issuer (collectively, the "NWCI Securities"). Pursuant to that certain Purchase Agreement dated as of June 5, 2003, among BET, NWCI (collectively, the "NWCI Sellers") and the Greenlight Entities, a copy of which is attached hereto as
Exhibit 99.1, on June 6, 2003, the NWCI Sellers sold and transferred all of the membership interests in NWCI to the Greenlight Entities and granted to the Greenlight Entities an irrevocable proxy to vote the NWCI Securities.

                  Brookwood New World Investors, LLC, a Delaware limited liability company ("BNWI") of which Brookwood New World Co., LLC, a Delaware limited liability company ("BNWC"), was the sole managing member, owns (i) 12,620.311 shares of Series F Preferred Stock of the Issuer, (ii) 4,995,325 shares of Common Stock of the Issuer, and (iii) Warrants to acquire an aggregate of 1,445,302 shares of Common Stock of the Issuer (collectively, the "BNWI Securities"). Pursuant to that certain Purchase Agreement dated as of June 5, 2003, among BNWC, BNWI (collectively, the "BNWI Sellers") and the Greenlight Entities, a copy of which is attached hereto as Exhibit 99.2, on June 6, 2003, the BNWI Sellers sold and transferred all of the membership interests in BNWI to the Greenlight Entities and granted to the Greenlight Entities an irrevocable proxy to vote the BNWI Securities.

                  Pursuant to the above-mentioned purchases of the membership interests in each of NWCI and BNWI, each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore own 7.27%, 34.67% and 58.05%, respectively, of the membership interests in each of NWCI and BNWI. As a result, each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore indirectly own a 7.27%, 34.67% and 58.05%, respectively, interest in each of the NWCI Securities and BNWI Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) As of June 20, 2003, Greenlight and Mr. Einhorn beneficially own 30,099,721 shares of Common Stock of the Issuer (which includes 20,037,672 shares issuable to Greenlight Fund, Greenlight Offshore and Greenlight Qualified upon exercise of the Warrants), which represents 42.4% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 30,099,072 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 71,054,578 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 20,037,721 shares of Common Stock underlying the Warrants. The 20,037,721 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight and Mr. Einhorn for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                           As of June 20, 2003, Greenlight Fund beneficially
owns, directly and indirectly through its 7.27% membership interest in each of NWCI and BNWI, 4,041,557 shares of Common Stock of the Issuer (which includes 3,309,957 shares issuable to the reporting persons upon exercise of its Warrants), which represents 7.4% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 4,041,557 shares of Common Stock beneficially owned by Greenlight Fund as of the date hereof, by
(ii) 54,326,814 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 3,309,957 shares of Common Stock underlying its Warrants.

                           As of June 20, 2003, Greenlight Qualified
beneficially owns, directly and indirectly through its 34.68% membership interest in each of NWCI and BNWI, 11,822,838 shares of Common Stock of the Issuer (which includes 8,333,887 shares issuable to the reporting persons upon exercise of its Warrants), which represents 19.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 11,822,838 shares of Common Stock beneficially owned by Greenlight Qualified as of the date hereof, by (ii) 59,350,774 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 8,333,887 shares of Common Stock underlying its Warrants.

                           As of June 20, 2003, Greenlight Offshore beneficially
owns, directly and indirectly through its 58.05% membership interest in each of NWCI and BNWI, 14,234,677 shares of Common Stock of the Issuer (which includes 8,393,877 shares issuable to the reporting persons upon exercise of its Warrants), which represents 24.0% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 14,234,677 shares of Common Stock beneficially owned by Greenlight Offshore as of the date hereof, by (ii) 59,410,734 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 8,393,877 shares of Common Stock underlying its Warrants.

                  (b) Greenlight and Mr. Einhorn for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  (c) Other than as described in Items 3 and 4 above and Items 3 and 4 of Amendment No. 3 filed with the Commission on May 30, 2003, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have engaged in any transactions in the Common Stock within the past 60 days.

                  (d) Not Applicable.

                  (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in Item 4 of this Schedule 13D and Amendment No. 3 filed with the Commission on May 30, 2003, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Purchase Agreement dated as of June 5, 2003, among BET Associates, L.P., NWCI Holdings, LLC, Greenlight Capital, L.P., Greenlight Qualified, L.P. and Greenlight Capital Offshore, Ltd.

Exhibit 99.2 Purchase Agreement dated as of June 5, 2003, among Brookwood New World Investors, LLC, Brookwood New World Co., LLC, Greenlight Capital, L.P., Greenlight Qualified, L.P. and Greenlight Capital Offshore, Ltd.

Exhibit 99.9 Joint Filing Agreement dated June 20, 2003, among Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and Mr. Einhorn.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 20, 2003


                           GREENLIGHT CAPITAL, L.L.C.

                           By: /s/ DAVID EINHORN
                               -------------------------------------------------
                               David Einhorn, Managing Member

                           GREENLIGHT CAPITAL, L.P.

                           By: Greenlight Capital, L.L.C., its general partner

                           By: /s/ DAVID EINHORN
                               -------------------------------------------------
                               David Einhorn, Managing Member

                           GREENLIGHT CAPITAL QUALIFIED, L.P.

                           By: Greenlight Capital, L.L.C., its general partner

                           By: /s/ DAVID EINHORN
                               -------------------------------------------------
                               David Einhorn, Managing Member

                           GREENLIGHT CAPITAL OFFSHORE, LTD.

                           By: Greenlight Capital, Inc., its investment advisor

                           By: /s/ DAVID EINHORN
                               -------------------------------------------------
                               David Einhorn, President


                           /S/DAVID EINHORN
                           -----------------------------------------------------
                           David Einhorn